

September 18, 2013

<u>Via Email</u>
J. Roland Vetter
Chief Financial Officer
Sanwire Corporation
4528 South Sheridan Road
Tulsa, OK 74145

     Re: **Sanwire Corporation**
             Form 10-Q for Fiscal Quarter Ended March 31, 2013
             Filed May 17, 2013
             File No. 000-27715

Dear Mr. Vetter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Lyn Shenk

                     Lyn Shenk
                     Branch Chief